UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
2 June 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DEVON ENERGY CORP.

File No. 1-32318 -- CF# 30683

DEVON ENERGY CORP. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to an amended Form 8-K filed on February 18, 2014, as further amended on Form 8-K/A filed on May 19, 2014.

Based on representations by DEVON ENERGY CORP. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through November 20, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary